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19006285

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Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raptor Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Shore Center, 12 Federal Street, 2nd Floor
(No. and Street)

Pittsburgh	PA	15212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Wolfanger (412) 281-1101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Craig A. Wolfanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raptor Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Craig A. Wolfanger
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Thomas Weifenbaugh, Notary Public
O'Hara Twp., Allegheny County
My Commission Expires March 15, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPTOR PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Raptor Partners LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Raptor Partners LLC** ("Company"), as of December 31, 2018, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2006.

Pittsburgh, Pennsylvania
February 26, 2019

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$	811,772
Accounts Receivable From Contracts with Customers		87,327
Prepaid Expenses and Other Assets		35,566
Securities Owned - Not Readily Marketable		50,000
Property and Equipment - At Cost, Less Accumulated Depreciation of $200,972		77,937
Total Assets	$	1,062,602

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	29,017
Deferred Revenue From Contracts with Customers	$	39,543
Total Liabilities	$	68,560
Member's Equity		994,042
Total Liabilities and Member's Equity	$	1,062,602

The accompanying notes are an integral part of these financial statements.

RAPTOR PARTNERS LLC
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION

Raptor Partners LLC was organized in 2006, as a limited liability company, under the laws of the Commonwealth of Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. As a limited liability company, a member is not liable for obligations of the Company.

The Company began operations in 2007 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide advisory services on mergers, acquisitions, capital structure, and private financing.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement of the Company is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The Company uses estimates and assumptions in preparing the financial statement in accordance with GAAP. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents

The Company maintains balances on deposit with banks in southwestern Pennsylvania. The accounts maintained at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At certain times during the year, the Company's cash balance may exceed those limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company extends credit to its customers and generally does not require collateral. In the opinion of management, all receivables are fully collectible, and therefore no allowance for doubtful accounts is required as of December 31, 2018.

Property and Equipment

The Company's policy is to record property and equipment at cost. Depreciation is recorded using both straight-line and accelerated methods over the estimated useful lives of the assets ranging from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized and depreciated over the remaining estimated useful life of the asset.

Revenue Recognition

In May 2014, F ASB issued Accounting Standards Update ("ASU") No. 2014-09 which became ASC Topic 606, Revenue from Contracts with Customers. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services. The Company began applying the new principle effective January 1, 2018.

The Company's most significant revenue categories are as follows for the year-ended December 31, 2018:

Advisory Fees- The Company provides financial advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Typically, fees are billed in advance under a retainer basis with additional billings as the services are provided in that period.

Merger and Acquisition Fees (M&A) - The Company provides M&A services from time-to-time. The Company believes the performance obligation for providing M&A services is satisfied upon successful consummation of the transaction. Fee arrangements are based on a percentage for the overall transaction.

Expense Reimbursements -At certain times the Company incurs expenses while providing the contracted service. The Company reports these transactions at gross thus recognizing revenues and expenses.

Income Taxes

The Company is a limited liability company and is not subject to income taxes. Accordingly, taxes are the responsibility of the member, and are calculated according to their individual income tax circumstances.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statement of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statement or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result

of such challenge. Generally, the Company's federal and state tax returns remain open for the income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2018 and through February 26, 2019, the date the financial statement was issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

3 - FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2018.

Equity securities are valued at management's estimate.

3 - FAIR VALUE (CONTINUED)

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ -	$ -	$ 50,000	$ 50,000

There were no transfers between Level 1 and Level 2 during the years.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017.

	Balance January 1, 2018	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2018
Equity Securities	$ 50,000	$ -	$ -	$ 50,000

4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

Vehicle	$ 86,047
Furniture and Fixtures	79,387
Office Equipment	106,875
Capitalized Website Costs	6,600
	278,909
Accumulated Depreciation and Amortization	(200,972)
	$ 77,937

5 - EMPLOYEE BENEFIT PLANS

The Company sponsors a SIMPLE IRA Plan benefiting substantially all employees, as defined. Employees are eligible to participate if they are expected to receive compensation in excess of a predetermined amount for the current year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - LEASING ARRANGEMENTS

The Company leases office space under a long-term agreement expiring in April, 2021. In addition, the Company leases office equipment under several short-term operating lease agreements. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. For the year ended December 31, 2018, rent expense under operating leases was $78,550.

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2018, for each of the next three years and in total are:

Year Ending December 31,		
2019	$	73,896
2020		75,292
2021		25,252
	$	174,440

7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2018, the Company's net capital under the uniform net capital rule was approximately $743,212 which exceeded the minimum capital requirements by approximately $738,212. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was .092 to 1.

8 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statement.

9 - SUBSEQUENT ACCOUNTING PRONOUNCEMENTS

FASB has issued ASU No.2016-02, *Lease* (Topic). The core principle of the new standard is that leases should recognize assets and liabilities arising from all leases with a term of 12 months or more. Nonpublic entities are required to adopt the new standard for annual reporting periods beginning after December 15, 2018. Management is evaluating the impact of this new standard on its financial statements.

RAPTOR PARTNERS LLC

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2018

Lally & Co.
CPAs and Business Advisors

RAPTOR PARTNERS LLC
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2018

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Raptor Partners LLC
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by **Raptor Partners LLC** and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Raptor Partners LLC ("Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Raptor Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2018 interim financial statements, and Company's general ledger account analyses), noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2018 interim financial statements, and Company's general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 26, 2019

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1427**************************MIXED AADC 220
67553 FINRA DEC
RAPTOR PARTNERS LLC
ATTN: CRAIG A WOLFANGER
ONE NORTH SHORE CTR 12 FEDERAL ST STE 201
PITTSBURGH, PA 15212

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CRAIG A. WOLFANGER (412) 281-1101

2. A.	General Assessment (item 2e from page 2)	$ 1,082
B.	Less payment made with SIPC-6 filed (exclude interest) OCTOBER 31, 2018 Date Paid	(277)
C.	Less prior overpayment applied	(–)
D.	Assessment balance due or (overpayment)	805
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	–
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 805

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 805

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RAPTOR PARTNERS LLC
(Name of Corporation, Partnership or other organization)

Craig A. Wolfanger
(Authorized Signature)

PRESIDENT
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 721,387
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	-
2d. SIPC Net Operating Revenues	$ 721,387
2e. General Assessment @ .0015	$ 1,082
	(to page 1, line 2.A.)